Torrent Energy Corporation
                             3400-666 Burrard Street
                           Vancouver, British Columbia
                                 Canada V6C 2X8

================================================================================

December 22, 2004

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    H. Roger Schwall, Assistant Director
                  Division of Corporation Finance

                  Mellissa Campbell Duru, Esq.
                  James Murphy

         Re:      Torrent Energy Corporation
                  Registration Statement on Form SB-2
                  File No. 333-119206
                  Registration Statement Amendment filed November 19, 2004

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 17, 2004 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Torrent Energy Corporation (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

          We are filing herewith Amendment No. 2 to the Company's Registration Statement.

                                    Form SB-2

Plan of Distribution, page 34
-----------------------------

1. We note your response to comment No. 1 of our letter to you dated October 25, 2004 (the "Staff Comment Letter"). Please further confirm whether or not Cornell Capital Partners, LP is affiliated with any registered broker-dealer.

Securities and Exchange Commission
December 22, 2004
Page 2 of 3



          Response
          --------

          We have been advised by Cornell Capital Partners, LP that they are not affiliated with any registered broker-dealer. Therefore, we continue to state that Cornell Capital Partners, LP may be deemed to be an underwriter.

Terms of Series B Convertible Preferred Stock, page 39
------------------------------------------------------

2. We note your disclosure regarding the amount of shares of your common stock that are issuable upon conversion of your Series B Convertible Preferred Stock at various market prices and inclusive of a discount. Supplementally inform us of how this discount was derived and provide the agreement that delineates the terms of the discount granted to Cornell Capital Partners, LP. We may have further comments.

          Response
          --------

          The discount was derived as a result of an arms-length negotiation between us and Cornell Capital Partners. As a result of our financial condition, we could not find investors willing to fund our operations without a discount to market price due to the risk involved in funding our operations. This resulted in the 20% discount rate. The terms of the discount are provided in the Investment Agreement and the Certificate of Designation of the Series B Convertible Preferred Stock, both of which were filed as exhibits to our Current Report on Form 8-K, which we filed with the SEC on September 1, 2004.

3. Your disclosure regarding the discount granted to Cornell Capital Partners, LP in connection with the conversion of your Series B Convertible Preferred Stock is inconsistent. For example, on page 39, you disclose a 50% discount, yet, on page 12, you disclose a discount of 20%. Please revise your disclosure to ensure that the tables reference and that the calculations reflect, the correct discount rate that you have agreed upon with Cornell Capital Partners, LP.

          Response
          ---------

          We have revised the table to reflect the proper 20% discount.

                        Forms 1O-QSB/A and Form 10-KSB/A

Controls and Procedures
----------------------

 4. We note that the Item 307 of Regulation S-B disclosure in your Form 10-QSB/A for the period ended June 30, 2004, continues to incorrectly state that an evaluation was conducted "within 90 days of the filing date of [the] report..." Please revise your Item 307 disclosure in the manner suggested in the prior Staff Comment Letter. Additionally, none of the amended periodic reports filed include updated Item 308 of Regulation S-B disclosure regarding internal controls. As noted in the prior Staff Comment Letter, please revise the Item 308 disclosure included in your periodic reports so that the company discloses whether or not there have been any changes in the company's internal control over financial reporting that "materially affected, or is reasonably likely to materially affect the company's internal control over financial reporting..." for the period being reported. See Release No. 33-8238 at Section ILF.3. This comment applies to all of your relevant filings, including the Form 10-KSB/A for the period ended March 31, 2004 and your Form 10-QSB/A for the periods ending December 31, 2003 and June 30, 2004.

Securities and Exchange Commission
December 22, 2004
Page 3 of 3


          Response
          --------

          On December 21, 2004, we filed an amended Form 10-KSB/A for the year ended March 31, 2004 and amended Form 10-QSB/As for the periods ending December 31, 2003, June 30, 2004 and September 30, 2004 to provide for the proper controls and procedures disclosure pursuant to Item 308 of Regulation S-B.

Certifications
--------------

5. Please refer to the prior Staff Comment Letter and provide the exact language required for the certifications as specified by Item 601(b)(31) of Regulation S-B or inform us of why you are unable to do so. This comment applies to your Form 10-QSB/A for the period ended June 30, 2004 and the Form 10-QSB for the period ended September 30, 2004. Please ensure that you provide currently dated certifications with each filing of an amended periodic report.

          Response
          --------

          On December 21, 2004, we filed an amended Form 10-KSB/A for the year ended March 31, 2004 and amended Form 10-QSB/As for the periods ending December 31, 2003, June 30, 2004 and September 30, 2004 to provide certifications as specified by Item 601(b)(31) of Regulation S-B for such periods. The certifications were currently dated upon filing.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                     Very truly yours,

                                                     /s/ MARK GUSTAFSON
                                                     ------------------
                                                     Mark Gustafson
                                                     President